UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Gener8 Maritime, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y268891081
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Common Stock has no CUSIP number. The CINS number for the Ordinary Shares is Y26889108.

CUSIP No. Y26889108	13G

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,228,827*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,228,827*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,827*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%*
12	TYPE OF REPORTING PERSON PN
*Reflects beneficial ownership as of December 31, 2016. See item 4.

CUSIP No. Y26889108	13G

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,228,827*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,228,827*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,827*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%*
12	TYPE OF REPORTING PERSON PN
*Reflects beneficial ownership as of December 31, 2016. See item 4.

CUSIP No. Y26889108	13G

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,228,827*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,228,827*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,827*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%*
12	TYPE OF REPORTING PERSON OO
*Reflects beneficial ownership as of December 31, 2016. See item 4.

Item 1(a):	Name of Issuer:

The name of the issuer is Gener8 Maritime, Inc. (the “Issuer”).

Item 1(b):	Address of Issuer’s Principal Executive Offices:

299 Park Avenue 2nd Floor New York, NY 10171

Item 2(a):	Address of Principal Business Office or, if None, Residence:

This Schedule 13G is filed by:

(i) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds”), with respect to shares of Common Stock of the Issuer directly owned by the Funds;

(ii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and

(v) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o Monarch Alternative Capital LP 535 Madison Avenue New York, New York 10022

Item 2(c):	Citizenship:

MAC is a Delaware limited partnership. MDRA GP is a Delaware limited partnership. Monarch GP is a Delaware limited liability company.

Item 2(d):	Title of Class of Securities:

Common Stock, par value $0.01 (“Common Stock”)

Item 2(e):	CUSIP Number

Y26889108

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	A.	☐ Broker or dealer registered under Section 15 of the Act,
	B.	☐ Bank as defined in Section 3(a)(6) of the Act,

	C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

	D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

	E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

	F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

	G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

	H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	J.	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

	K.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4:	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8:	Identification and Classification of Members of the Group:

N/A

Item 9:	Notice of Dissolution of Group:

N/A

Item 10:	Certification:

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: February 10, 2017	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: February 10, 2017	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member

[Signature Page to Schedule 13G with respect to Gener8 Maritime, Inc.]